Exhibit 99.1

ADVANTAGE OIL & GAS LTD.

Amended Restricted Share Performance Incentive Plan

1.	The Plan

A Restricted Share Performance Incentive Plan (the "Plan") pursuant to which restricted common shares ("Restricted Shares") may be granted to Service Providers (as defined herein) of Advantage Oil & Gas Ltd. (the "Corporation") or any of its Corporation Affiliates (as defined herein), is hereby established on the terms and conditions herein set forth.

2.	Purposes

The principal purposes of this Plan are as follows:

(a)	to retain and attract qualified Service Providers that the Corporation and the Corporation Affiliates require;

(b)
to promote a proprietary interest in the Corporation by such Service Providers, and to encourage such individuals to remain in the employ or service of the Corporation and the Corporation Affiliates and put forth maximum efforts for the success of the business of the Corporation;

(c)	to reward and encourage performance of certain Service Providers; and

(d)	to focus Service Providers on operating and financial performance and total long-term Shareholder return.

3.	Definitions

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a)	"Board" means the board of directors of the Corporation as it may be constituted from time to time;

(b)	"Business Day" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(c)	"Change of Control" means:

(i)
the acceptance and sale by the Shareholders representing in the aggregate more than fifty (50%) percent of all issued and outstanding Common Shares of any offer, whether by way of a takeover bid or otherwise, for all or any of the Common Shares; or

(ii)
the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Common Shares), directly or indirectly, of the beneficial ownership of such number of Common Shares or rights to acquire Common Shares, which together with such person's then owned Common Shares or rights to acquire Common Shares, if any, represent (assuming the full exercise of such rights to acquire Common Shares) more than fifty (50%) percent of the combined voting rights of the Common Shares, together with the Common Shares that would be outstanding on the full exercise of the rights to acquire Common Shares and such person's previously owned rights to acquire Common Shares; or

(iii)
the closing of a transaction whereby the Corporation merges, consolidates, amalgamates, is arranged or absorbed by or into another person, and as a result of such transaction, the Shareholders prior to the transaction, as the case may be, own directly or indirectly less than 50% of the equity of the entity resulting from the transaction; or

(iv)
the passing of a resolution by the Board, or Shareholders to substantially liquidate its assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement; or

(v)
individuals who were members of the Board immediately prior to a meeting of the shareholders of the Corporation involving a contest for the election of directors, shall not constitute a majority of the board of directors following such election; or

(vi)
the sale or disposition by the Corporation of all or substantially all of its assets located at Glacier, Alberta, including any bona fide reorganization transaction pursuant to which the Shareholders of the Corporation exchange their Common Shares for the securities of one or more other entities, whether affiliated with the Corporation or not;

(d)
"Common Share Market Price" of the Common Shares at any date means the weighted average of the trading price per Common Share for such Common Shares for the seven (7) consecutive trading days immediately preceding such date and the seven (7) consecutive trading days from and including such date, on the TSX or, if on such date the Common Shares are not listed on the TSX, on the principal stock exchanges upon which such Common Shares are listed, or, if such Common Shares are not listed on any stock exchange then on such over-the-counter market as may be selected for such purposes by the Board of Directors.  Notwithstanding the foregoing, the Common Share Market Price at the beginning of a Return Period will be equal to the lesser of:

(i)	the Common Share Market Price at the end of the immediately prior Return Period, or

(ii)	the Common Share Market Price at the beginning of the immediately prior Return Period multiplied by 132.5 percent.

(e)	"Common Shares" means common shares of the Corporation;

(f)	"Corporation" means Advantage Oil & Gas Ltd.;

(g)
"Corporation Affiliate" means a corporation, partnership or trust that is affiliated with the Corporation and for the purpose of this definition, a corporation, partnership or trust is affiliated with another corporation, partnership or trust if it directly or indirectly controls or is directly or indirectly controlled by that other corporation, partnership or trust through the ownership of 25% or more of its voting securities in the case of a corporation, is the general or controlling partner in the case of a partnership, or is the trustee in the case of a trust;

(h)	"Effective Date" has the meaning ascribed thereto in Section 20 hereof;

(i)
"Exchange" means the TSX, or, if the Common Shares are no-longer listed and posted for trading on the TSX, such other stock exchanges on which the Common Shares are then listed and posted for trading from time to time;

(j)
"Fair Market Value" with respect to a Common Share, as at any date means the weighted average of the prices at which the Common Shares traded on the Exchange (or, if the Common Shares are not then listed and posted for trading on the Exchange, on such stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board) for the five (5) trading days on which the Common Shares traded on such Exchange immediately preceding such date.  In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Board in its discretion, acting reasonably and in good faith;

(k)
"Grant Date" means on or prior to (i) April 15 in respect of the immediately prior Series A Return Period; (ii) July 15 in respect of the immediately prior Series B Return Period; (iii) October 15 in respect of the immediately prior Series C Return Period; and (iv) January 15 in respect of the immediately prior Series D Return Period (or, in each such case, if such date is not a Business Day, the next following Business Day); except, for each Return Period, in the case of a Change of Control, in which case the Grant Date will be ten (10) Business Days prior to the date of the Change of Control;

(l)	"Grantee" has the meaning set forth in Section 5 hereof;

(m)	"Issue Date" means, with respect to any Restricted Shares, the date upon which Common Shares awarded thereunder shall be issued to the Grantee of such Restricted Shares;

(n)
"Market Capitalization" means an amount equal to the weighted average number of Common Shares outstanding for the Return Period times the Common Share Market Price at the end of the immediately preceding Return Period; provided, however, that except in the case of a Change of Control, the Board shall have discretion, where considered appropriate, to exclude from the calculation of the number of Common Shares outstanding from time to time, any or all Common Shares issued after the Effective Date on an equity financing, corporate or asset acquisition or any other treasury issuance of Common Shares in a particular return period;

(o)	"Mercer" means Mercer Human Resource Consulting, independent compensation consultants or such other compensation consultants as determined from time to time by the Board;

(p)
"Participation Factor" means the Service Provider Participation Percentage multiplied by the sum of (i) 0.67 X the Total Return Percentage; and (ii) 0.33 X the Total Return Percentage X the Peer Group Factor for the applicable Return Period as determined by the Board;

(q)	"Peer Group" means the S&P/TSX Capped Energy Index or a select group of public Canadian oil and gas issuers which shall be determined from time to time by the Board;

(r)	"Peer Group Factor" means the multiplier determined based on the Percentile Rank as outlined in Schedule "A" attached hereto and having a minimum multiplier of 0.4 and a maximum multiplier of 1.6;

(s)
"Percentile Rank" means, at any time when used to determine the Peer Group Factor applicable to adjust the number of Restricted Shares available for grant for the next applicable Return Period, relative to returns calculated on a similar basis on Common Shares of members of the Peer Group over the previous applicable Return Period;

(t)	"Retiring Service Provider" means a Service Provider over the age of 62 years with in excess of ten years of recognized service to the Corporation;

(u)	"Restricted Share Award Agreement" or "Restricted Share Award" has the meaning set forth in Section 7 hereof;

(v)
"Restricted Shares" means an award of Common Shares under this Plan designated as a "Restricted Share" in the Restricted Share Award Agreement pertaining thereto, which Common Shares shall be issued on the Issue Date(s) in accordance with Section 7(b)(i) hereof;

(w)
"Return Periods" means the Series A Return Period, Series B Return Period, Series C Return Period and Series D Return Period and "Return Period" means any one or more of such Return Periods, as the context requires;

(x)	"RS Pool" means, subject to Section 6(a), for a given Return Period, the result of the Market Capitalization for the Return Period multiplied by the Participation Factor;

(y)
"Series A Return Period" means the period for which the amount of Restricted Shares eligible for granting is calculated; which period shall be a 12 month period commencing April 1 in the applicable year and ending March 31 in the next year, except  in the case of a Series A Return Period in which a Change of Control occurs, in which case the Series A Return Period will commence on April 1 of the relevant year and end ten (10) Business Days prior to the date of the Change of Control;

(z)
"Series B Return Period" means the period for which the amount of Restricted Shares eligible for granting is calculated; which period shall be a 12 month period commencing July 1 in the applicable year and ending June 30 in the next year, except in the case of a Series B Return Period in which a Change of Control occurs, in which case the Series B Return Period will commence on July 1 of the relevant year and end ten (10) Business Days prior to the date of the Change of Control;

(aa)
"Series C Return Period" means the period for which the amount of Restricted Shares eligible for granting is calculated; which period shall be a 12 month period commencing October 1 on the applicable year and ending September 30 in the next year, except  in the case of a Series C Return Period in which a Change of Control occurs, in which case the Series C Return Period will commence on October 1 of the relevant year and end ten (10) Business Days prior to the date of the Change of Control;

(bb)
"Series D Return Period" means the period for which the amount of Restricted Shares eligible for granting is calculated; which period shall be a 12 month period, commencing January 1 in the applicable year and ending December 31 of that year, except  in the case of a Series D Return Period in which a Change of Control occurs, in which case the Series D Return Period will commence on January 1 of the relevant year and end ten (10) Business Days prior to the date of the Change of Control;

(cc)	"Service Provider" has the meaning set forth in Section 5 hereof;

(dd)	"Service Provider Participation Percentage" means 2.25%;

(ee)
"Service Provider Representatives" means a committee comprised of a minimum of four executive officers of the Corporation, including the Corporation's Chief Executive Officer and Chief Financial Officer;

(ff)	"Settlement Amount" has the meaning set forth in Section 7(c) hereof;

(gg)	"Shareholder" means a holder of Common Shares.

(hh)
"Total Return Percentage" means the rate of return percentage to a holder of a Common Share for a particular Return Period based on the difference between the Common Share Market Price at the beginning and end of the Return Period plus any dividends or distributions on the Common Shares during the particular Return Period, provided that such rate of return, for the purposes of calculating the RS Pool, cannot exceed 32.5%.  Notwithstanding the foregoing, in a Return Period where a Change of Control occurs, the Total Return Percentage means the rate of return percentage to a holder of Common Shares for a particular Return Period based on the difference between the Common Share Market Price at the beginning and end of the Return Period plus any dividends or distributions on the Common Shares during the particular Return Period; and

(ii)	"TSX" means the Toronto Stock Exchange.

4.	Administration

This Plan shall be administered by the Board.

The Board shall have the authority in its discretion, subject to and not inconsistent with the express provisions of this Plan, to administer this Plan and to exercise all the powers and authorities either specifically granted to it under this Plan or necessary or advisable in the administration of this Plan, including, without limitation:

(a)	the authority to make grants of Restricted Shares;

(b)	to determine the Fair Market Value of the Common Shares on any date;

(c)	to determine the Service Providers to whom Restricted Shares shall be granted;

(d)	to determine the number of Common Shares to be covered by each Restricted Shares award;

(e)	to prescribe, amend and rescind rules and regulations relating to this Plan in accordance with the terms and conditions of this Plan;

(f)	to interpret this Plan;

(g)	to determine the terms and provisions of Restricted Share Award Agreements (which need not be identical) entered into in connection with grants of Restricted Shares;

(h)	to accelerate the Issue Date for all or any Restricted Shares pursuant to Section 7(b)(ii);

(i)	to make an award of cash to Service Providers to the extent that the 5% Cap (as defined in Section 6(a) hereof) has been reached but absent such 5% Cap, Restricted Shares would have been awarded; and

(j)	to make all other determinations deemed necessary or advisable for the administration of this Plan.

The Board may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Board or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Board or such person may have under this Plan.

No Service Provider has any claim or right to be granted Restricted Shares.

5.	Eligibility and Award Determination

Restricted Shares may be granted only to officers, employees, consultants or directors or to any other persons or companies engaged by the Corporation or any Corporation Affiliates to provide services for an initial renewable or extended period of twelve months or more, (collectively, "Service Providers"); provided, however, that the participation of a Service Provider in this Plan is voluntary. In determining the Service Providers to whom Restricted Shares may be granted ("Grantees") and the number of Restricted Shares to be covered by each grant, the Board may take into account such factors as it shall determine in its absolute discretion including, if so determined by the Board, any one or more of the following factors:

(a)	the duties, responsibilities, position and seniority of the Grantee;

(b)	recommendations of management as to the appropriate allocations of Restricted Shares to eligible Grantees;

(c)	the individual contributions and potential contributions of the Grantee to the success of the Corporation; and

(d)	such other factors as the Board shall deem relevant in its sole discretion in connection with accomplishing the purposes of this Plan.

6.	Reservation of Common Shares

(a)
Maximum Common Shares Issuable under the Plan - The maximum number of Common Shares issuable pursuant to Restricted Shares outstanding at any time under this Plan shall not exceed 5% of the aggregate number of Common Shares outstanding (the "5% Cap"), subject to adjustment set forth in Section 9 herein, and further subject to applicable rules and regulations of all regulatory authorities to which the Corporation is subject.  This prescribed maximum may be subsequently increased to any specified amount, provided the change is authorized by a vote of the Shareholders of the Corporation.

(b)
Reloading of Restricted Shares - In accordance with the permitted "reloading" provisions set forth in TSX Staff Notice 2004-0002, if any Restricted Shares granted under this Plan shall expire, terminate or be cancelled for any reason without the Common Shares issuable thereunder having been issued in full or if any Common Shares are issued pursuant to any Restricted Shares granted under this Plan, any such Common Shares shall be available for the purposes of further Restricted Share grants under this Plan.

(c)
Maximum Restricted Shares Available for Grant - Subject to the limits on the number of Common Shares issuable pursuant to Restricted Shares outstanding at any time under this Plan as set forth in Sections 6(a) and 7(a) hereof, and except in the case of a Change of Control (where the 5% Cap on the Common Shares issuable under Restricted Shares awarded must be maintained but, to the extent that the RS Pool calculated for the applicable Return Period together with the then issued Restricted Shares would exceed the 5% Cap, any surplus Restricted Shares ("Surplus Restricted Shares") that would have otherwise resulted in the issue of Common Shares will be paid out in cash calculated by multiplying the number of Surplus Restricted Shares by the Common Share Market Price ten (10) Business Days prior to the date of the Change of Control), the Restricted Shares eligible for grant for any applicable Return Period shall be equal to the RS Pool calculated based on the immediately prior Return Period divided by the Common Share Market Price at the end of the immediately prior Return Period.

(d)
Discretionary Restricted Shares Available for Grant - Subject to Sections 6(a) and 7(a), if, in a given Return Period, the Total Return Percentage is equal to or less than zero, but the Corporation has a Percentile Rank for the particular Return Period that is in the top 1/3 of the Peer Group, the Board shall have discretion to establish an RS Pool based upon Mercer's P50 category.  Subject to Sections 6(a) and 7(a), if, in a given Return Period, the Total Return Percentage is equal to or less than zero, but the Corporation has a Percentile Rank for the particular Return Period that is in the middle 1/3 of the Peer Group, the Board shall have discretion to establish an RS Pool based upon Mercer's P25 category.

7.	Terms and Conditions of Grants of Restricted Shares

Each grant of Restricted Shares shall be subject to the terms and conditions of this Plan and evidenced by a written agreement between the Corporation and the Grantee (a "Restricted Share Award Agreement" or "Restricted Share Award"), which agreement shall comply with, and be subject to, the requirements of the Exchange and the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Board or the Board, in its discretion, shall establish):

(a)
Number and Type of Common Shares - The Board shall determine the Restricted Shares to be granted to a Grantee in accordance with the provisions set forth in Section 5 of this Plan and shall designate such award as a "Restricted Share" in the Restricted Share Award Agreement relating thereto; provided, however, that no one Service Provider may be granted any Restricted Shares which, together with all Restricted Shares then held by such Grantee, would entitle such Grantee to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis.  In addition: (i) the number of Common Shares issuable to insiders at any time, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Common Shares; and (ii) the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Common Shares.  For this purpose, "insiders" and "security based compensation arrangements" have the meanings ascribed thereto in Part VI of the Company Manual of the TSX.  The number of Common Shares issuable pursuant to Restricted Shares granted pursuant to this Plan to directors of the Corporation who are not officers or employees of the Corporation or a Corporation Affiliate will be limited to a maximum of 0.5% of the issued and outstanding Common Shares.

(b)	Issue Dates and Adjustment of Restricted Shares

(i)	Restricted Shares - Subject to Sections 7(b)(ii), 7(d) and 12(a) hereunder, the Issue Dates for the issuance of Common Shares in respect of the Restricted Shares shall be as follows:

(A)	as to one-third of the Common Shares awarded pursuant to such Restricted Shares, on the Grant Date;

(B)	as to one-third of the Common Shares awarded pursuant to such Restricted Shares, on the first anniversary of the Grant Date; and

(C)	as to the remaining one-third of the Common Shares cash awarded pursuant to such Restricted Shares, on the second anniversary of the Grant Date;

provided, however, that in the event of any Change of Control (other than a Change of Control as defined in Section 3(c)(vi)) prior to the Issue Dates determined in accordance with the above provisions of this Section 7(b)(i), the Issue Date for all Common Shares issued and for all cash paid pursuant to such Restricted Shares that have not yet been issued and/or paid, as the case may be, as of such time shall be the earlier of (i) the next applicable Issue Date determined in accordance with the above provisions, and (ii) ten (10) Business Days prior to the date upon which a Change of Control is to occur.  In such event, the Common Shares issued (and any cash paid on such Issue Date) will be held in trust by the Corporation and distributed to the Grantees immediately prior to the Change of Control. In the event of a Change of Control pursuant to section 3(c)(vi) where the consideration received by the Corporation is cash or securities which are to be subsequently distributed to the Corporation’s Shareholders by way of dividend or distribution, the Issue Date for all Common Shares and all cash to be paid to Grantees pursuant to Restricted Shares issuable and all cash payable resulting from the Change of Control shall be that date which is 5 (five) Business Days prior to the record date for such dividend or distribution.

(ii)
Board Discretion to Accelerate the Issue Date - Notwithstanding any other provision of this Plan, the Board may, in its sole discretion accelerate the Issue Date for all or any Restricted Shares for any Grantee at any time and from time to time.

(c)
Surrender of Restricted Shares - At any time when the Common Shares are listed and posted for trading on the TSX, a Grantee may request (a "Surrender Request") on any Issue Date pertaining to a Restricted Shares, subject to the consent of the Corporation, that the Corporation pay an amount in cash equal to the aggregate current market value of the Common Shares based on the closing price of the Common Shares on the TSX on the trading day immediately preceding such Issue Date) (the "Settlement Amount") in consideration for the surrender by the Grantee to the Corporation of the right to receive Common Shares under such Restricted Shares. Following delivery of the Surrender Request and the acceptance thereof by the Corporation, the Corporation shall cause a cheque to be issued payable to the Grantee (or as the Grantee may direct) in the Settlement Amount (subject to Section 10 hereof) and made available for pick up by the Grantee or sent by pre-paid mail or delivered to the Grantee. The Corporation and the Grantee may also agree that all or a portion of the Settlement Amount may be satisfied in whole or in part in Common Shares in which case the number of Common Shares that are issuable to the Grantee on the Issue Date shall be acquired by the Corporation on the Exchange or from the Corporation, as an issuance of treasury Common Shares, or a combination thereof; provided, however, that the aggregate number of Common Shares that may be so acquired on the Exchange within any 12 month period shall not exceed 5% of the issued and outstanding Common Shares as at the beginning of such period. The Corporation shall be entitled to withhold from the Settlement Amount all amounts as may be required by law and in the manner contemplated by Section 10 hereof.

(d)
Termination of Relationship as Service Provider - Unless otherwise: (i) provided in a Restricted Share Award Agreement pertaining to a particular grant of Restricted Shares; (ii) provided in any written employment agreement governing a Grantee's role as a Service Provider; (iii) determined by the Board, taking into account such factors as are deemed appropriate, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(i)
Termination for cause - If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the date notice is given to the Grantee of such termination, all outstanding Restricted Share Award Agreements under which Restricted Shares have been made to such Grantee shall be terminated and all rights to receive Common Shares thereunder shall be forfeited by the Grantee.

(ii)
Termination not for cause - If a Grantee ceases to be a Service Provider as a result of being terminated other than a termination for cause, the Issue Date for all Common Shares awarded to such Grantee under any outstanding Restricted Share Award Agreement shall be as of the date such Grantee ceases to be a Service Provider, regardless of whether or not notice or reasonable notice was provided to the Grantee.

(iii)
Voluntary Resignation - If a Grantee voluntarily ceases to be a Service Provider or retires for any reason other than such Grantee's death, effective as of the date notice is given by the Grantee of such resignation, all outstanding Restricted Share Award Agreements under which Restricted Shares have been made to such Grantee shall be terminated and all rights to receive Common Shares thereunder shall be forfeited by the Grantee provided, however, that notwithstanding the foregoing, the right to receive Common Shares under a Restricted Share Award Agreement shall not be affected by a change of employment or term of office or appointment within or among the Corporation or a Corporation Affiliate so long as the Grantee continues to be a Service Provider. Notwithstanding the foregoing and subject to the Board’s discretion pursuant to Section 7(b)(ii), any Restricted Shares held by a Retiring Service Provider shall vest in accordance with Section 7(b)(i).

(iv)
Death - If a Grantee ceases to be a Service Provider as a result of such Grantee's death, the Issue Date for all Common Shares awarded to such Grantee under any outstanding Restricted Share Award Agreements shall be as of the date of such Grantee's death.

8.	Rights as a Shareholder

Until the Common Shares granted pursuant to any Restricted Shares have been issued in accordance with the terms of this Plan, the Grantee to whom such Restricted Shares has been made shall not possess any incidence of ownership of such Common Shares including, for greater certainty and without limitation, the right to receive any dividends declared on such Common Shares and the right to exercise voting rights in respect of such Common Shares. Such Grantee shall only be considered a Shareholder in respect of such Common Shares when such issuance has been entered upon the records of the duly authorized transfer agent of the Corporation.

9.	Effect of Certain Changes

In the event:

(a)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(b)	that any rights are granted to Shareholders to purchase Common Shares at prices substantially below Fair Market Value; or

(c)	that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities;

then, in any such case, the Board may make such adjustments to this Plan, to any Restricted Shares and to any Restricted Share Award Agreements outstanding under this Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees hereunder.

10.	Withholding Taxes

When a Grantee or other person becomes entitled to receive Common Shares and/or cash, or any Settlement Amount in respect of any Restricted Share Award Agreement, the Corporation shall have the right to withhold or require the Grantee or such other person to remit to the Corporation an amount sufficient to satisfy any withholding tax requirements relating thereto. Unless otherwise prohibited by the Board or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a)	the tendering by the Grantee of cash payment to the Corporation in an amount less than or equal to the total withholding tax obligation; or

(b)
the withholding by the Corporation  from the Common Shares and/or cash otherwise due to the Grantee, the amount of cash or such number of Common Shares having a Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the total withholding tax obligation; or

(c)	the withholding by the Corporation from any cash payment otherwise due to the Grantee such amount of cash as is less than or equal to the amount of the total withholding tax obligation;

provided, however, that the sum of any cash so paid or withheld and the Fair Market Value of any Common Shares so withheld is sufficient to satisfy the total withholding tax obligation.

11.	Non-Transferability

Subject to Section 7(d)(iv), the right to receive Common Shares and/or cash pursuant to Restricted Shares granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of a Restricted Shares, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Restricted Shares whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Restricted Shares shall terminate and be of no further force or effect.

12.	Undisclosed Material Information and Blackout Periods

(a)
If the Issue Date for Common Shares is scheduled to occur during a Blackout Period applicable to the relevant Grantee, then, to the extent that any Common Shares are to be issued in respect of the Restricted Shares, the Issue Date shall be the date that is two Business Days after the expiry date of the Blackout Period.  This section applies to all Restricted Shares outstanding under this Plan.

(b)
For the purposes of Section 12(a) hereof, "Blackout Period" means the period during which the relevant Grantee is prohibited from being issued Common Shares due to trading restrictions imposed by the Corporation in accordance with its trading policies affecting trades by directors, officers and employees in the Corporation's securities.

13.	Amendment or Discontinuance of the Plan

Following the initial approval/confirmation (the "Ratification") of the Plan by the shareholders, the Plan may only be amended, modified or terminated with the approvals of the Exchange, the Service Provider Representatives and the Shareholders by ordinary resolution at a meeting of the Shareholders as may be required pursuant to the policies of the Exchange.  Notwithstanding any other provision herein contained, in the case of a Change of Control, or a proposed Change of Control, the Plan may not be amended in any manner that diminishes or impairs the rights and entitlements of Service Providers under the Plan (including, but not limited to any Restricted Share Awards or ungranted awards earned or accrued prior to a Change of Control) without the consent of the Service Provider Representatives.  Prior to the Ratification and subject to Exchange consent, the Board may terminate the Plan or make amendments and modifications to the Plan as it determines appropriate.  Notwithstanding the foregoing, Shareholder approval will not be required for amendments of a "housekeeping" nature (i.e., clerical, typographical or administrative matters).  Without limiting the generality of the foregoing, Shareholder approval will be required, in accordance with the policies of the Exchange, in order for the Corporation to:

(a)	amend the Plan to increase the percentage of Common Shares reserved for issuance pursuant to Restricted Shares in excess of the 5% limit currently prescribed;

(b)	amend the amending provision of the Plan;

(c)	make any amendment to the Plan that permits a Grantee to transfer Restricted Shares to a new beneficial Grantee other than in the case of the death of the Grantee;

(d)	amend the Plan to make any change to the eligible Service Providers under the Plan which would have the potential of broadening or increasing insider participation.

Notwithstanding the foregoing, no proposed amendment, modification or termination will alter or impair any previously granted Restricted Shares.

14.	Regulatory Approvals

The Plan and any amendments thereto, including the number of Common Shares reserved for issuance hereunder, shall be subject to the approval of and conditions imposed by the Exchange and any Restricted Shares granted prior to such approval of the Exchange shall be conditional upon such approval being given.  To the extent that any provision of the Plan conflicts with any rules of the Exchange, such rules shall govern and the Plan shall be deemed to be amended to be consistent therewith.

15.	Compliance with Legal Requirements

The Corporation shall not be obliged to issue any Common Shares if such issuance would violate any law or regulation or any rule of any government authority or stock exchange. The Corporation, in its sole discretion, may postpone the issuance or delivery of Common Shares under any Restricted Shares as the Board may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Common Shares in compliance with applicable laws, rules and regulations. The Corporation shall not be required to qualify for resale pursuant to a prospectus or similar document any Common Shares issuable under this Plan, provided that, if required, the Corporation shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of this Plan and the granting of Restricted Shares hereunder in accordance with any such requirements.

16.	No Right to Continued Employment or Service Agreement

Nothing in this Plan or in any Restricted Share Award Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Corporation or any Corporation Affiliates, to be entitled to any remuneration or benefits not set forth in this Plan or a Restricted Share Award Agreement or to interfere with or limit in any way the right of the Corporation or any Corporation Affiliate to terminate Grantee's employment or service arrangement with the Corporation or any Corporation Affiliate.

17.	Ceasing to be a Corporation Affiliate

All Restricted Shares remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, any corporation, partnership or trust ceases to be a Corporation Affiliate.

18.	Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

19.	Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

20.	Effective Date

Subject to the approval of the Shareholders, this Plan shall take effect on the 1st day of July, 2010.

SCHEDULE "A"

PEER GROUP FACTOR

Percentile Rank				Multiplier
Less than	33.333%			0.40
Greater than or = to	33.333%	Less than	37.037%	0.52
Greater than or = to	37.037%	Less than	40.741%	0.64
Greater than or = to	40.741%	Less than	44.444%	0.76
Greater than or = to	44.444%	Less than	48.148%	0.88
Greater than or = to	48.148%	Less than	51.852%	1.00
Greater than or = to	51.852%	Less than	55.556%	1.12
Greater than or = to	55.556%	Less than	59.259%	1.24
Greater than or = to	59.259%	Less than	62.963%	1.36
Greater than or = to	62.963%	Less than	66.667%	1.48
Greater than or = to	66.667%			1.60